FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2016

Commission File Number 333-207913

Concordia Financial Group, Ltd.
(Translation of Registrant’s Name Into English)

7-1, Nihonbashi 2-chome,
 Chuo-ku, Tokyo
103-0027
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Materials Contained in this Report:

1.	English translation of the press release regarding Foundation of Concordia Financial Group, Ltd. and Formulation of Medium-term Management Plan, as announced by the registrant on April 1, 2016.

2.	English translation of the press release regarding Notice of Shareholder Return Policy for FY2016, as announced by the registrant on April 1, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Financial Group, Ltd.

By:	/s/ Kenichi Kawamura
	Name:	Kenichi Kawamura
	Title:	Director

Date:  April 1, 2016